

VIA FACSIMILE AND U.S. MAIL

August 10, 2007

Michael H. Thaman
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, Ohio 43659

> **RE: Owens Corning**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30,**
> **2007**
> **File No. 1-33100**

Dear Mr. Thaman:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Items Affecting Comparability, page 27

2. You indicate that excluding the items affecting comparability, income from operations improved to $569 million for fiscal 2006 compared to $544 million in 2005. Whenever a non-GAAP performance measure is included in a filing you should include a reconciliation of the non-GAAP performance measure to net income. Please provide the appropriate supporting disclosures including but not limited to a reconciliation of income from operations excluding items affecting comparability to net income for fiscal 2006, 2005 and 2004. See Item 10 (e)(1)(i)(A) to (B) of Regulation S-K.

Results of Operations, page 34

3. You indicate that for the readers' convenience, the Successor two months ended December 31, 2006 and the Predecessor ten months ended October 31, 2006 have been combined and are collectively referred to as fiscal 2006. Please do not present or discuss the combined results of your Predecessor and the Successor below the gross profit line item. For amounts below the gross profit line, it is more appropriate to discuss the separate historical results of your Predecessor and the Successor, individually. Please revise your MD&A accordingly.

Fiscal 2006 Compared to Fiscal 2005, page 35

4. Please expand/revise the discussion of your results of operations for each period presented to address the following:
   - Please provide a more comprehensive analysis of factors that impacted your net sales, gross margins, marketing and administrative expenses and interest expense. In addition, you should discuss known or anticipated trends that have had or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.
   - Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in net sales was primarily the result of favorable pricing in the Insulating Systems and Roofing and Asphalt segments combined with the Composite Solutions segment's May 2006 acquisition, partially offset by lower volumes in the Roofing and Asphalt segment. You should quantify the portion of the increase related to each of these factors.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Financial Statements

10. Goodwill and Other Intangible Assets, page 134

5. Please tell us how you determined that twenty years is the appropriate useful life of your technology in accordance with paragraph 11 of SFAS 142. Please provide us with your analysis that addresses all pertinent factors as outlined in paragraph 11 of SFAS 142.

6. Please provide us with a comprehensive explanation of how you determined the value assigned to your indefinite-lived trademarks. Please also tell us the basis for your conclusion that your trademarks have an indefinite life. Refer to paragraphs 9 and 11 of SFAS 142.

13. Leases, page 138

7. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

17. Debt, page 141

8. On page 37 and in this footnote you indicate that you have a registration rights agreement. Please disclose how you accounted for the registration rights related to your Senior Notes. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, as applicable. Please also disclose any additional penalties resulting from delays after the agreed upon time frames.

20. Contingent Liabilities and Other Matters, page 155

Environmental Liabilities, page 156

9. We note that you estimate a reserve to reflect environmental liabilities that have
    been asserted or are probable of assertion, for which the liabilities are probable
    and reasonably estimable. If true, please confirm that additional losses related to
    these pending claims are not reasonably possible. If not, please revise your
    discussion to include each of the disclosures required by paragraph 10 of SFAS 5
    and question 2 in SAB Topic 5:Y.

Exhibits 31.1 and 31.2

10. We note that the identification of the certifying individual at the beginning of the
    certification required by Exchange Act Rule 13a-14(a) also includes the title of
    the certifying individual. In future filings, the identification of the certifying
    individual at the beginning of the certification should be revised so as not to
    include the individual's title.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief